UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 40)*

BIOVAIL CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
09067K106
(CUSIP Number)
Eugene N. Melnyk

c/o Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09067K106	Page	2	of	4

1	NAMES OF REPORTING PERSONS
	Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		10,188,162

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,872

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,188,162

WITH	10	SHARED DISPOSITIVE POWER

		7,872

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,196,034

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 40 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as most recently amended by Amendment No. 39 thereto relating to the event date July 10, 2009 (as so amended, the “Schedule 13D”), with respect to the common shares, without par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 40, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)(i) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (i)  As of November 24, 2009, Mr. Melnyk beneficially owned 10,196,034 shares of Common Stock, consisting of 9,360,758 shares owned by EM Holdings B.V., 60,000 shares through Royal Healthcare Investment Corporation, a company controlled by Mr. Melnyk, 423,384 shares owned directly by Mr. Melnyk, 7,872 shares owned by Laura Melnyk (Mr. Melnyk’s wife), 300,000 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk, and 44,020 shares that are subject to security interests currently enforceable by Mr. Melnyk as described under Item 5(c) of the Schedule 13D. These holdings constitute in the aggregate approximately 6.4% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
     On November 24, 2009, EM Holdings B.V. sold 1,000,000 shares of Common Stock at a price per share of Cdn$15.00 on the Toronto Stock Exchange.
     On October 1, 2009, EM Holdings B.V. sold 725,000 shares of Common Stock at a price per share of Cdn$16.41 on the Toronto Stock Exchange.
     On various dates from October 14, 2009 through November 18, 2009, Laura Melnyk, Mr. Melnyk’s wife, made sales on the New York Stock Exchange as set forth on Annex A hereto.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 27, 2009

/s/ Eugene Melnyk
Eugene Melnyk

Annex A — Sales by L. Melnyk

Date	Number of Shares	Price
November 18, 2009	3,632	US$	13.90
”	2,400	US$	13.9802
”	4,100	US$	14.00
”	1,931	US$	14.0101
”	1,569	US$	14.02
November 17, 2009	5,000	US$	13.85
”	4,300	US$	13.8501
”	700	US$	13.86
November 13, 2009	10,000	US$	13.90
November 12, 2009	10,000	US$	13.80
October 22, 2009	10,000	US$	14.21
October 15, 2009	5,000	US$	14.9602
”	100	US$	15.00
”	9,900	US$	14.90
”	4,500	US$	14.9001
”	500	US$	14.91
”	4,400	US$	14.95
”	600	US$	14.9501
October 14, 2009	1,200	US$	14.91
”	300	US$	14.915
”	600	US$	14.92
”	6,100	US$	14.8902
”	27,200	US$	14.90
”	3,800	US$	14.9001
”	5,500	US$	14.9002
”	1,400	US$	14.905
”	9,500	US$	14.88
”	5,000	US$	14.8802
”	300	US$	14.8899
”	12,600	US$	14.89
”	1,500	US$	14.8901
”	700	US$	14.8525
”	100	US$	14.855
”	3,450	US$	14.86
”	3,287	US$	14.87
”	3,400	US$	14.8702
”	4,800	US$	14.81
”	200	US$	14.82
”	3,800	US$	14.85
”	13	US$	14.8502
”	250	US$	14.8504